Exhibit 99.1

Collective Mining Commences Drilling at the Plutus Target in Search of a Copper and Gold Rich Porphyry System

TORONTO, Aug. 29, 2024 /CNW/ - Collective Mining Ltd. (NYSE: CNL) (TSX: CNL) ("Collective" or the "Company") is pleased to announce that a maiden drill program is now underway in the southern portion of the Plutus Target ("Plutus"), which is one of a series of high-impact targets located within the Company's Guayabales Project located in Caldas, Colombia. Additionally, positive assay results from the now completed reconnaissance drill program at the Box Target are included herein.  The Company currently has five drill rigs operating at the Guayabales Project as part of its fully funded and on-schedule 40,000-meter drilling program for 2024.

Ari Sussman, Executive Chairman commented: "We are excited to finally start drilling the copper-gold porphyry target located in the southern portion of Plutus in hopes of making another big discovery.  Even though economic greenfield porphyry discoveries are exceedingly rare, we want to take this shot at Plutus given we already have a major discovery under our belt at the Apollo system, locating only one kilometre to the west, and a potentially emerging large-scale discovery at the Trap Target.  If we were to discover an economic porphyry at Plutus, it would benefit greatly from the existing robust infrastructure in the area, all of which is located in a mining friendly camp. As a reminder, the southern copper-gold porphyry target at Plutus is also only 1,000 metres away as the crow flies to Aris Mining's Marmato project, which is currently under construction with first gold pour expected in late 2025. Also, if one were to speculate about potential development scenarios for the Guayabales Project, all of which are still subject to numerous studies to determine the economic and social viability of the project, one scenario might be to develop Apollo initially and use the cashflow to pay for development of Trap and Plutus."

Highlights

Plutus Target

•	The Plutus Target, which lies approximately 1,000 metres east of Apollo, measures 1,000 metres by 750 metres in area and remains open in all directions. Two targets have been outlined thus far at Plutus, an untested copper-gold porphyry target in the south and a breccia pipe target in the northwest. Prior assay results from drilling in 2023 into the breccia pipe target in the northwest yielded multiple broad intercepts including 136.45 metres @ 1.31 g/t AuEq (see press release dated October 11, 2023).
•	The copper-gold porphyry target in the southern portion of Plutus measures more than 500 square metres in area and has been defined by large and robust coincidental copper, gold and molybdenum in soil and rock anomalies grading greater than 300 ppm copper, 0.20 g/t gold and 20 ppm molybdenum. The coincidental soil and rock anomaly partially overprints an early quartz diorite porphyry unit where vein stockworks consisting of quartz, magnetite, chalcopyrite and pyrite, have been mapped. The early porphyry unit is heavily altered with sericite and chlorite, which are characteristics of the upper portion of a copper-gold porphyry system. Additionally, sampling has also uncovered localized evidence of late-stage (potentially overprinting) porphyry veins ("CBM veins").
•	The drill program, which is now underway and coring in a northwest direction in hole PSC-1, will consist of a radial fan of six short drill holes focused on outlining the geometry of the early porphyry unit in Plutus South. Once assay results are received and assessed, the data will be used to vector with deeper drill holes designed to discover an economic deposit.

Figure 1: Plan View of the Plutus Target (CNW Group/Collective Mining Ltd.)

Box Target

•	All assay results have now been received from a comprehensive initial reconnaissance drill program at the Box target ("Box"), which locates approximately 1.5 kilometres west of the Apollo system. Reconnaissance drilling has intersected gold and silver mineralization covering an area measuring approximately 1,000 metres by 500 metres consisting of sheeted polymetallic CBM veins, and some evidence of porphyry mineralization. Results to date indicate that the shallow drilling has intersected the upper and cooler temperature portion of a well mineralized system, and that deeper drilling is warranted. Highlight assay results from drilling at Box are as follows:
•	18.55 metres @ 1.09 g/t gold equivalent from 186.65 metres (BOXC-1) including:
•	2.35 metres @ 5.86 g/t gold equivalent from 202.85 metres.
•	11.55 metres @ 3.79 g/t gold equivalent from 168.35 metres (BOXC-5).
•	33.30 metres @ 1.52 g/t gold equivalent from 73.40 metres (BOXC-7) including:
•	18.15 metres @ 2.13 g/t gold equivalent from 87.45 metres.
•	55.00 metres @ 1.22 g/t gold equivalent from 8.50 metres (BOXC-10) including:
•	9.50 metres @ 4.65 g/t gold equivalent from 54.00 metres.
•	21.50 metres @ 1.15 g/t gold equivalent from 75.30 metres (BOXC-12).

Table 1: Complete Assays Results for Drill Holes at the Box Target:

Hole #	From (m)	To (m)	Length (m)	Au g/t	Ag g/t	Zn %	Pb %	Cu %	AuEq g/t*
BOXC-1	186.65	205.20	18.55	0.79	19	0.03	0.01	0.08	1.09
Incl.	202.85	205.20	2.35	5.00	52	0.10	0.02	0.26	5.86
and	603.40	604.50	1.10	12.25	8	0.02	0.01	0.01	11.98
BOXC-2	64.60	79.75	15.15	0.50	37	0.07	0.04	0.02	0.92
and	154.90	157.30	2.40	3.44	14	0.11	0.03	0.01	3.55
BOXC-3	136.45	174.55	38.10	0.43	23	0.06	0.01	0.08	0.79
Incl.	156.45	158.10	1.65	1.55	231	0.24	0.03	0.82	5.43
BOXC-4	216.30	252.60	36.30	0.68	9	0.03	0.03	0.02	0.77
BOXC-5	168.35	179.90	11.55	3.57	19	0.16	0.12	0.02	3.79
BOXC-6	259.00	280.30	21.30	0.51	18	0.04	0.03	0.08	0.81
Incl.	273.00	275.60	2.60	2.19	95	0.14	0.11	0.02	3.35
BOXC-7	73.40	106.70	33.30	0.91	50	0.10	0.02	0.01	1.52
Incl.	87.45	105.60	18.15	1.39	62	0.12	0.03	0.01	2.13
BOXC-8	16.00	17.10	1.10	0.79	255	0.87	0.15	0.03	4.20
and	171.80	206.75	34.95	0.72	16	0.05	0.04	0.03	0.89
Incl.	171.80	176.00	4.20	1.85	29	0.04	0.03	0.05	2.22
and Incl	201.50	206.75	5.25	2.53	53	0.22	0.20	0.04	3.24
and	296.30	327.80	31.50	0.55	11	0.05	0.02	0.02	0.67
BOXC-9	36.70	50.30	13.60	0.56	61	0.08	0.06	0.01	1.29
BOXC-10	8.50	63.50	55.00	0.45	59	0.23	0.04	0.01	1.22
Incl.	54.00	63.50	9.50	1.75	217	0.84	0.10	0.04	4.65
BOXC-11	22.00	41.40	19.40	0.27	67	0.09	0.07	0.01	1.08
and	70.95	73.10	2.15	2.89	10	0.01	0.01	0.03	2.93
BOXC-12	75.30	96.80	21.50	0.66	37	0.17	0.01	0.01	1.15
BOXC-13	46.50	61.70	15.20	0.66	38	0.03	0.03	0.01	1.10

*AuEq (g/t) is calculated as follows: (Au (g/t) x 0.97) + (Ag (g/t) x 0.014 x 0.88) + (Zn (%) x 0.46 x 0.85) + (Pb (%) x 0.41 x 0.85) + (Cu (%) x 1.47 x 0.90) utilizing metal prices of Ag - US$25/oz, Zn - US$1.25/lb, Pb - US$1.10/lb, Cu - US$3.95/lb and Au - US$1,850/oz and recovery rates of 97% for Au, 88% for Ag, 85% for Zn, 85% for Pb and 90% for Cu. AuEq (g/t) calculation considers Zn, Pb or Cu values when Zn>0.1% or Pb>0.05% or Cu>0.05% for each intercept. Recovery rate assumptions for metals are based on metallurgical results announced on October 17, 2023, and April 11, 2024. Recovery rates for zinc and lead are speculative in nature as metallurgical work has not been completed to date on these metals. True widths are unknown, and grades are uncut.

Figure 2: Plan View of the Guayabales Project Highlighting the Box and Plutus Target Areas (CNW Group/Collective Mining Ltd.)

About Collective Mining Ltd.

To see our latest corporate presentation and related information, please visit www.collectivemining.com

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $2 billion in enterprise value, Collective is a copper, silver, gold and tungsten exploration company with projects in Caldas, Colombia. The Company has options to acquire 100% interests in two projects located directly within an established mining camp with ten fully permitted and operating mines.

The Company's flagship project, Guayabales, is anchored by the Apollo system, which hosts the large-scale, bulk-tonnage and high-grade copper-silver-gold-tungsten Apollo porphyry system. The Company's 2024 objective is to expand the Apollo system, step out along strike to expand the recently discovered Trap system and make a new discovery at either the Tower, X  or Plutus targets.

Management, insiders, a strategic investor and close family and friends own nearly 50% of the outstanding shares of the Company and as a result, are fully aligned with shareholders. The Company is listed on the NYSE under the trading symbol "CNL", on the TSX under the trading symbol "CNL", on the FSE under the trading symbol "GG1".

Qualified Person (QP) and NI43-101 Disclosure

David J Reading is the designated Qualified Person for this news release within the meaning of National Instrument 43-101 ("NI 43-101") and has reviewed and verified that the technical information contained herein is accurate and approves of the written disclosure of same. Mr. Reading has an MSc in Economic Geology and is a Fellow of the Institute of Materials, Minerals and Mining and of the Society of Economic Geology (SEG).

Technical Information

Rock, soils and core samples have been prepared and analyzed at ALS laboratory facilities in Medellin, Colombia and Lima, Peru. Blanks, duplicates, and certified reference standards are inserted into the sample stream to monitor laboratory performance. Crush rejects and pulps are kept and stored in a secured storage facility for future assay verification. No capping has been applied to sample composites. The Company utilizes a rigorous, industry-standard QA/QC program.

Information Contact:

Follow Executive Chairman Ari Sussman (@Ariski73) on X

Follow Collective Mining (@CollectiveMini1) on X, (Collective Mining) on LinkedIn, and (@collectivemining) on Instagram

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to: the commencement of trading on the NYSE American, the ceasing of trading on the OTCQX, the anticipated advancement of mineral properties or programs; future operations; future recovery metal recovery rates; future growth potential of Collective; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding future events including final listing mechanics and the direction of our business. Management believes that these assumptions are reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; conclusions of future economic evaluations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, precious and base metals or certain other commodities; fluctuations in currency markets; change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties, as well as those risk factors discussed or referred to in the annual information form of the Company dated March 27, 2024. Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and there may be other factors that cause results not to be anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements.

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SOURCE Collective Mining Ltd.

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For further information: Investors and Media: Paul Begin, Chief Financial Officer, p.begin@collectivemining.com, +1 (416) 451-2727

CO: Collective Mining Ltd.

CNW 06:30e 29-AUG-24